[LETTERHEAD]

March 20,  2008

Mr. H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:       Forever Valuable Collectibles, Inc. (the Company)
Form S-1 Registration Statement, Amendment No. 2
File Number: 333-148935

Dear Mr. Owings:

This is in response to your March 18, 2008 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

General

1. Your comment has been noted. The Company has changed all references to Form SB-2 to Form S-1.

Summary, page 3

2. Please note that Fincor is a public company which made a public distribution under Colorado State law and analogous Federal law to a number of unrelated shareholders. Fincor trades in the Pink Sheets. Fincor is now spinning off its subsidiary. With the exception of the affiliates, this spin-off is a distribution to unrelated parties. Further, the registration statement discloses that the affiliates must sell their shares in accordance with Rule 144. Therefore, we believe that the transaction should not be considered a resale by related parties. We request that you reexamine your comment with regard to these new facts.

Mr. H. Christopher Owings
March 20, 2008

Proposed Business, page 17

3. The Company has provided additional disclosure.

Certain Relationships and Related Transactions, page 20.

4. The Company has provided additional disclosure.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. Sam Cordovano at (303) 329-0220.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner